

MAIL STOP 3561

October 30, 2008

Ms. Susan R. Nowakowski
Chief Executive Officer
AMN Healthcare Services, Inc.
12400 High Bluff Drive, Suite 100
San Diego, CA 92130

> **Re:** **AMN Healthcare Services, Inc.**
> **Form 10-K**
> **Filed February 29, 2008**
> **File No. 001-16753**
> **Schedule 14A**
> **Filed March 4, 2008**

Dear Ms. Nowakowski:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

Compensation Discussion and Analysis, page 9

1.   We note the cash incentive performance bonus discussed on page 11 and included in the non-equity incentive plan compensation column of the summary compensation table. It is unclear why this plan is not included in the grants of

plan-based awards table on page 19. In future filings please include this plan in the table or explain why such disclosure is not required.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of any proposed changes to expedite our review. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357 at with any questions.

Sincerely,

John Reynolds
Assistant Director